SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEW AGE BEVERAGES CORPORATION, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
 (Title of Class of Securities)

024718108
 (CUSIP Number)

Robert Tiedemann
514 John Street
Manhattan Beach, CA 90266
(310) 874-0998
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2016
 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No.  024718108                 Schedule 13D                   Page 2 of 7 Pages

1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        B&R Liquid Adventure Trust Dated December 30, 2015____________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)            [X]
(b)            [   ]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__OO________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   California___________________________________________________________________________________
                                        7    SOLE VOTING POWER
NUMBER OF
SHARES                                                      ____________________________________________________________
BENEFICIALLY                                        8    SHARED VOTING POWER
OWNED BY
EACH                                        ____1,434,912(2)________________________________________________________
REPORTING                                                 9    SOLE DISPOSITIVE POWER
PERSON WITH
                                        _______________________________________________________________________
                                        10   SHARED DISPOSITIVE POWER

________________________ _1,434,912 (2)_________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____1,434,912 (2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%_________________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__OO________________________________________________________________________________________

(1) Robert Tiedemann and Richard Corgel are the trustees of the B&R Liquid Adventure Trust Dated December 30, 2015.

(2) B&R Liquid Adventure Trust Dated December 30, 2015 beneficially owns 1,434,912 shares of common stock of New Age Beverages Corporation, par value $0.001, which consists of 6.9% of the outstanding shares as of the date of this report.  Robert Tiedemann personally owns 22,189 shares of common stock.  Richard Corgel personally owns 22,189 shares of common stock.  All of the shares were originally acquired pursuant to the acquisition of certain assets and liabilities of B&R Liquid Adventure by New Age Beverages Corporation.

CUSIP No.  024718108                 Schedule 13D                   Page 3 of 7 Pages

1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert Tiedemann (1)____________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)            [X]
(b)            [   ]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__OO________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America_______________________________________________________________________
                                        7    SOLE VOTING POWER
NUMBER OF
SHARES                                                      ____22,189______________________________________________________________
BENEFICIALLY                                        8    SHARED VOTING POWER
OWNED BY
EACH                                        ____1,457,101 (2)________________________________________________________
REPORTING                                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                        ___22,189______________________________________________________________
                                        10   SHARED DISPOSITIVE POWER

________________________ _1,457,101 (2)_________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____1,457,101 (2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%_________________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__IN________________________________________________________________________________________

(1) Robert Tiedemann and Richard Corgel are the trustees of the B&R Liquid Adventure Trust Dated December 30, 2015.

(2) B&R Liquid Adventure Trust Dated December 30, 2015 beneficially owns 1,434,912 shares of common stock of New Age Beverages Corporation, par value $0.001, which consists of 6.9% of the outstanding shares as of the date of this report.  Robert Tiedemann personally owns 22,189 shares of common stock.  Richard Corgel personally owns 22,189 shares of common stock.  All of the shares were originally acquired pursuant to the acquisition of certain assets and liabilities of B&R Liquid Adventure by New Age Beverages Corporation.

CUSIP No.  024718108                 Schedule 13D                   Page 4 of 7 Pages

1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Richard Corgel (1)____________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)            [X]
(b)            [   ]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__OO________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America_______________________________________________________________________
                                        7    SOLE VOTING POWER
NUMBER OF
SHARES                                                      ___22,189______________________________________________________________
BENEFICIALLY                                        8    SHARED VOTING POWER
OWNED BY
EACH                                        ____1,457,101 (2)________________________________________________________
REPORTING                                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                        ___22,189______________________________________________________________
                                        10   SHARED DISPOSITIVE POWER

________________________ _1,457,101 (2)_________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____1,457,101 (2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%_________________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__IN________________________________________________________________________________________

(1) Robert Tiedemann and Richard Corgel are the trustees of the B&R Liquid Adventure Trust Dated December 30, 2015.

(2) B&R Liquid Adventure Trust Dated December 30, 2015 beneficially owns 1,434,912 shares of common stock of New Age Beverages Corporation, par value $0.001, which consists of 6.9% of the outstanding shares as of the date of this report.  Robert Tiedemann personally owns 22,189 shares of common stock.  Richard Corgel personally owns 22,189 shares of common stock.  All of the shares were originally acquired pursuant to the acquisition of certain assets and liabilities of B&R Liquid Adventure by New Age Beverages Corporation.

CUSIP No.  024718108                      Schedule 13D                   Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of New Age Beverages Corporation, (the "Issuer").  The address of the Issuer's principal executive office is 1700 East 68th Avenue, Denver, CO 80229.

Item 2.  Identity and Background.

     (a)    This statement is being filed on behalf of B&R Liquid Adventure Trust Dated December 30, 2015, a trust created under the laws of California, and its trustees, Robert Tiedemann and Richard Corgel (each of the foregoing, a "Reporting Person" and collectively, "Reporting Persons").  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is attached hereto as Exhibit 1.

     (b) The address of the Reporting Persons is 514 John Street, Manhattan Beach, CA 90266.

     (c) The principal business of B&R Liquid Adventure Trust Dated December 30, 2015 is to hold a portion of the shares received from the acquisition of B&R Liquid Adventure by the Issuer.  Robert Tiedemann and Richard Corgel are the trustees of B&R Liquid Adventure Trust Dated December 30, 2015.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) B&R Liquid Adventure Trust Dated December 30, 2015 is organized under the laws of California.  Robert Tiedemann and Richard Corgel are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock being reported for the Reporting Persons was an aggregate of approximately $500,000.  The shares were acquired pursuant to an Asset Purchase Agreement between the Issuer and B&R Liquid Adventure dated April 1, 2015, which was filed as Exhibit 10.1 to the Form 8-K filed by the issuer on April 2, 2015.  B&R Liquid Adventure then transferred the shares to the B&R Liquid Adventure Trust Dated December 30, 2015.  B&R Liquid Adventure Trust Dated December 30, 2015 then transferred 22,189 of the shares received to each of its two trustees.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons pursuant to an Asset Purchase Agreement and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No.  024718108                              Schedule 13D                          Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) B&R Liquid Adventure Trust Dated December 30, 2015 beneficially owns 1,434,912 common shares, which equates to 6.9% of the outstanding shares of the Issuer.  Robert Tiedemann and Richard Corgel also own 22,189 shares individually.

     (b) Each of the Reporting Persons may be deemed to share voting power and dispositive power with respect to the 1,434,912 shares of common stock reported herein for B&R Liquid Adventure Trust Dated December 30, 2015.  Robert Tiedemann has sole dispositive power with respect to the 22,189 shares held in his name and Richard Corgel has sole dispositive power with respect to the 22,189 shares held in his name.

     (c) None.

     (d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the common stock owned by the Reporting Persons.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on October 24, 2016, with respect to the joint filing of this Statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached as Exhibit 1 to this Form 13D and is incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of New Age Beverages Corporation

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement as of October 24, 2016, by and among B&R Liquid Adventure Trust Dated December 30, 2015, Robert Tiedemann and Richard Corgel.

Exhibit 2	Asset Purchase Agreement filed as Exhibit 10.1 to Form 8-K on April 2, 2015 and incorporated herein by reference

CUSIP No.  024718108                      Schedule 13D                   Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2016

B&R Liquid Adventure Trust Dated December 30, 2015

/s/ Robert Tiedemann_____
Name: Robert Tiedemann
Title: Trustee

/s/ Richard Corgel_____
Name: Richard Corgel
Title: Trustee

ROBERT TIEDEMANN

/s/ Robert Tiedemann_____
Name: Robert Tiedemann

RICHARD CORGEL

/s/ Richard Corgel_____
Name: Richard Corgel

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).